UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                            _______________________

                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                              (AMENDMENT NO.  2)
                            _______________________

                   POLICY MANAGEMENT SYSTEMS CORPORATION
                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (Title of Class of Securities)

                                  731108 10 6
                                (CUSIP Number)
                            _______________________

                              STEPHEN P. REYNOLDS
                   C/O GENERAL ATLANTIC SERVICE CORPORATION
                               3 PICKWICK PLAZA
                         GREENWICH, CONNECTICUT 06830
                           TEL. NO.:  (203) 622-3050
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)
                            _______________________

                                 APRIL 7, 1996
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box <square>.

Check the following box if a fee is being paid with the statement <square>. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                           Page 1 of 6 Pages

                             SCHEDULE 13D


CUSIP NO.  731108 10 6                                 Page  2 of 6 Pages




1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             GENERAL ATLANTIC PARTNERS 14, L.P.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(A)[X]
                                                             (B)[ ]

3            SEC USE ONLY

4            SOURCE OF FUNDS

             WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
             7              SOLE VOTING POWER
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH         8             SHARED VOTING POWER

                           0

             9             SOLE DISPOSITIVE POWER


             10            SHARED DISPOSITIVE POWER

                           0

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          0

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES [ ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0%

14           TYPE OF REPORTING PERSON

             PN

                             SCHEDULE 13D


CUSIP NO.  731108 10 6                              Page  3 of 6 Pages




1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             GAP COINVESTMENT PARTNERS,  L.P.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(A)[X]
                                                             (B)[ ]

3            SEC USE ONLY

4            SOURCE OF FUNDS

             WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

             New York

             7            SOLE VOTING POWER
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH         8            SHARED VOTING POWER

                          0

             9            SOLE DISPOSITIVE POWER


            10            SHARED DISPOSITIVE POWER

                          0

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             0

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES [ ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0%

14           TYPE OF REPORTING PERSON

             PN

CUSIP NO.  731108 10 6                              Page  4 of 6 Pages


                       AMENDMENT NO. 2 TO SCHEDULE 13D

This Amendment No. 2 to Schedule 13D (this "Amendment") is filed by the undersigned to amend and supplement the Schedule 13D, dated May 6, 1994, as amended by Amendment No. 1 to Schedule 13D, dated March 20, 1996 (as amended, the "Statement"), with respect to the shares of common stock, par value $.01 per share (the "Common Stock"), of Policy Management Systems Corporation, a South Carolina corporation (the "Company"). Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Statement.


ITEM 1.  SECURITY AND ISSUER

This Amendment relates to the Common Stock of the Company, whose principal executive offices are at One PMSC Center, Blythewood, South Carolina 29106.

ITEM 2.  IDENTITY AND BACKGROUND

Unchanged.

CUSIP NO.  731108 10 6                              Page  5 of 6 Pages


ITEM 3.  SOURCE AND AMOUNT OF  FUNDS OR OTHER CONSIDERATIONS

Unchanged.

ITEM 4.PURPOSE OF TRANSACTION

Item 4 hereby amended by inserting at the end thereof the following:

On April 7, 1996, the closing of the transactions contemplated by each of the CNA Stock Purchase Agreement and the Company Stock Purchase Agreement occurred. At such closing, (i) the Company purchased from the Reporting Persons an aggregate of 759,512 shares of Common Stock and (ii) CNA purchased from the Reporting Persons an aggregate of 759,512 shares of Common Stock. The Reporting Persons no longer own any shares of Common Stock.

ITEM 5.INTEREST IN SECURITIES OF THE ISSUER

Item 5(e) is amended and restated in its entirety as follows:

         (e) After the closing of the transactions contemplated by the Company Stock Purchase Agreement and the CNA Stock Purchase Agreement on April 7, 1996, the Reporting Persons no longer own any shares of Common Stock and, accordingly, beneficially own less than five percent of the Common Stock.


ITEM 6. CONTRACTS, RELATIONSHIPS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER

Unchanged.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Unchanged.

CUSIP NO.  731108 10 6                              Page  6 of 6 Pages



                                SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 12, 1996


GENERAL ATLANTIC PARTNERS 14, L.P.



                                By:General Atlantic Partners, LLC,
                                   its General Partner


                                By:  /S/ STEPHEN P. REYNOLDS
                                     --------------------------------
                                     Name:  Stephen P. Reynolds
                                     Title:  A Managing Member


                                GAP COINVESTMENT PARTNERS, L.P.


                                By:  /S/ STEPHEN P. REYNOLDS
                                     --------------------------------
                                     Name:  Stephen P. Reynolds
                                     Title:  A General Partner